FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187


                                 April 8, 2011


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549



       Re: First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund, First Trust Europe AlphaDEX(R) Fund, First Trust Latin America AlphaDEX(R) Fund, First Trust Brazil AlphaDEX(R) Fund, First Trust China AlphaDEX(R) Fund, First Trust Japan AlphaDEX(R) Fund, First Trust South Korea AlphaDEX(R) Fund, First Trust Developed Markets Ex-US AlphaDEX(R) Fund and First Trust Emerging Markets AlphaDEX(R) Fund (the "Funds")


Ladies and Gentlemen:

      The undersigned, First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Registrant") and First Trust Portfolios L.P., the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (Registration No. 333-171759), filed on April 8, 2011, so that the same may become effective at 12:00 p.m., Eastern Time on April 8, 2011, or as soon thereafter as practicable.

                                 Very truly yours,

                                 First Trust Exchange-Traded AlphaDEX(R) Fund II

                                 By: /s/ W. Scott Jardine
                                     -------------------------------------
                                        W. Scott Jardine, Secretary


                                 First Trust Portfolios L.P.

                                 By: /s/ W. Scott Jardine
                                     -------------------------------------
                                        W. Scott Jardine, Secretary